UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

P.A.M. TRANSPORTATION SERVICES, INC.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

693149106
(CUSIP Number of Class of Securities)

Daniel H. Cushman
President and Chief Executive Officer
P.A.M. Transportation Services, Inc.
297 West Henri De Tonti Blvd.
Tontitown, Arkansas 72770
(479) 361-9111
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)
Copy to:
Courtney C. Crouch, III, Esq.
Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C.
425 West Capitol, Ste. 1800
Little Rock, Arkansas 72201
Telephone: (501) 688-8822
Facsimile: (501) 918-7822
CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$4,300,000	$536

*
Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 100,000 shares of common stock at the maximum tender offer price of  $43.00 per share.

**
The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $124.50 for each $1,000,000 of the value of the transaction.

☐
Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $536	Filing Party: P.A.M. Transportation Services, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: May 8, 2018
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:
☐
third party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 1 TO SCHEDULE TO
P.A.M. Transportation Services, Inc., a Delaware corporation (“PAM” or the “Company”), hereby amends and supplements its Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May  8, 2018 (together with all amendments and supplements thereto, the “Schedule  TO”). The Schedule TO, as amended by this Amendment No. 1, relates to the Company’s offer to purchase for cash up to 100,000 shares of its common stock, par value $0.01 per share, at a price not greater than $43.00 nor less than $39.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the original Offer to Purchase, dated May 8, 2018 (the “Offer to Purchase”), previously filed as Exhibit (a)(1)(A) to the Schedule TO, and the Letter of Transmittal (the “Letter of Transmittal”) previously filed as Exhibit (a)(1)(B) to the Schedule TO (which, as amended and supplemented from time to time together constitute the “Offer”).
Only those items reported in this Amendment No. 1 are amended or supplemented. Except as specifically provided herein, the information contained in the Schedule  TO, the Offer to Purchase, the Letter of Transmittal and the other documents that constitute part of the Offer remain unchanged.
All information set forth in the Offer to Purchase, which was previously filed with the Schedule TO, is hereby incorporated by reference except that such information is hereby amended and supplemented to the extent expressly provided herein. Such information amends and supplements the information previously incorporated by reference in this Schedule TO. This Amendment No. 1 should be read in conjunction with the Schedule TO, the Offer to Purchase, the Letter of Transmittal and the other documents that constitute part of the Offer, as each may be further amended or supplemented from time to time.
The purpose of this Amendment No. 1 is to amend and supplement the Schedule  TO to indicate that, on June 8, 2018, the Company issued a press release announcing the preliminary results of the Offer. Accordingly, Items 11 and 12 of the Schedule TO, which incorporate by reference the information contained in the Schedule TO and the Offer to Purchase, are hereby amended and supplemented as follows:
Item 11.   Additional Information.
Item 11(c) of the Schedule TO is hereby amended and supplemented as follows:
On June 8, 2018, the Company issued a press release announcing the preliminary results of the Offer. A copy of such press release is filed as Exhibit (a)(1)(G) to this Schedule TO and is incorporated herein by reference.
Item 12.   Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:
(a)(1)(G)**
Press Release announcing the preliminary results of the Offer, dated June 8, 2018.

*
Previously filed.

**
Filed herewith.

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SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 8, 2018
P.A.M. TRANSPORTATION SERVICES, INC.
By:	/s/ Allen West
	Name:	Allen West
	Title:	Vice President, Chief Financial Officer, Secretary and Treasurer
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EXHIBIT INDEX
(a)(1)(A)*
Offer to Purchase dated May 8, 2018.

(a)(1)(B)*
Letter of Transmittal.

(a)(1)(C)*
Notice of Guaranteed Delivery.

(a)(1)(D)*
Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated May 8, 2018.

(a)(1)(E)*
Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated May 8, 2018.

(a)(1)(F)*
Press Release dated May 8, 2018.

(a)(1)(G)**
Press Release announcing the preliminary results of the Offer, dated June 8, 2018.

(a)(2)
Not Applicable.

(a)(3)
Not Applicable.

(a)(4)
Not Applicable.

(a)(5)
Not Applicable.

(b)
Amended and Restated Loan Agreement dated March 28, 2016, among First Tennessee Bank National Association, the Company and P.A.M. Transport, Inc., together with Fourth Amended and Restated Consolidated Revolving Credit Note, Amended and Restated Security Agreement and Fourth Amended and Restated Guaranty Agreement (incorporated by reference to Exhibits 4.1, 4.2, 4.3 and 4.4, respectively, to the Company’s Current Report on Form 8-K filed on April 1, 2016).

(d)(1)
2014 Amended and Restated Stock Option and Incentive Plan (incorporated by reference to Appendix A of the Company’s Definitive Proxy Statement on Schedule 14A, dated April 18, 2014).

(d)(2)
Employment Agreement between Daniel H. Cushman and the Company, dated June 29, 2009 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009).

(d)(3)
Consulting Agreement between the Company and Manuel J. Moroun, dated December 6, 2007 (incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007).

(d)(4)
Amendment No. 1 to Consulting Agreement between the Company and Manuel J. Moroun, dated April 25, 2018 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on April 30, 2018).

(g)
Not Applicable.

(h)
Not Applicable.

*
Previously filed.

**
Filed herewith.

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